January 1, 2020

To:

Viewbix Inc.

Chairman of the Board, Mr. Noam Band

Dear Noam,

Please accept this letter as my resignation from the Viewbix board effective immediately.

Thanks,

/s/ Jonathan Stefansky
Mr. Jonathan Stefansky